Exhibit 99.1

Investor Presentation

September 2014

STRATEGY EXCELLENCE GROWTH

Pacific Drilling

Forward Looking Statements

Certain statements and information contained in this presentation (and  oral statements made regarding the subjects of this presentation) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “intend,” “our ability to,” “plan,” “potential,” “project,” “tends to,”  “target,” “will,” “would,” orother similar words, or negatives of such words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving future distributions to shareholders; future operational performance and cashflow; backlog; revenue efficiency levels; client contract opportunities; estimated duration of client contracts; contract dayrate amounts; future contract commencement dates and locations; construction, timing and delivery of newbuild drillships; capital expenditures; market conditions; cost adjustments; estimated rig availability; new rig commitments; the expected time and number of rigs in a shipyard for repairs, maintenance, enhancement or construction; expected direct rig operating costs; shore based support costs; selling, general and administrative expenses; income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for our existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. In particular, our forward looking statements regarding future distributions to shareholders are subject to the discretion of our Board of Directors, additional laws of Luxemburg, and the payment of any such distribution is heavily dependent on our ability to achieve projected cashflows, which could be materially impacted by numerous factors, including those listed below. There can be no assurance that we will make distributions within the period or in the amount forecasted or at all. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations, plans or projections. Important factors that could cause actual results to differ materially from projected cashflows and other projections in our forward-looking statements include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, regulatory or other approvals, or other reasons; risks inherent to shipyard rig construction, repair, maintenance or enhancement, including delays; changes in worldwide rig supply and demand, competition and technology; levels of offshore drilling activity and general market conditions; unplanned downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; governmental action, strikes, public health threats, civil unrest and political and economic uncertainties; relocations, severe weather or hurricanes; actual contract commencement dates; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; impact of potential licensing or patent litigation; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material risk factors that could cause our actual results to  differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Existing and prospective investors are cautioned not to place undue  reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Committed to Being the Preferred Ultra-Deepwater Driller

Only 100% high-specification, ultra-deepwater fleet NYSE: PACD

Market Cap: $2.1 billion(1)

Substantial growth and more to come

1Q2011 3Q2014

Number of Rigs 4 8

Number of Operating Rigs 0 6

Number of Drilling Contracts 2 6

Contract Backlog (billion) $1.5 $3.0(2)

Number of Employees ~500 ~1,600

Financial Performance Highlights

($m)

240

220

200

180

160

140

120

100

80

60

40

1Q12

2Q12

3Q12

4Q12

1Q13

2Q13

3Q13

4Q13

1Q14

2Q14

Dayrate Revenue Adjusted EBITDA Direct Rig Related Operating Expenses

For the first half of 2014:

Total revenue of $486.4 million EBITDA(3) of $238.8 million EBITDA margin(4) of 49% Revenue efficiency(5) of 90.1% Net income of $72.1 million

Earnings per share of $0.33

NOTES:

Dayrate revenue does not include amortization of deferred revenue.

Direct rig related operating expenses do not include reimbursable costs.

Adjusted EBITDA removes from EBITDA certain costs from debt refinancing  in 2Q2013 and loss of hire insurance recovery.

4

Positioned for Further Success

STRATEGY EXCELLENCE GROWTH

5

New Rigs Should Receive Higher Asset Values and Multiples

Strategy

New Rigs Enjoy Higher Market Utilization Rates Throughout Cycle

Greater Cash Flow Potential(m)

Adjusted for Market Utilization(m)

Implied EBITDA Multiple

Floater Utilization Since 2008 by Build Cycle(6)

100

$1,166 $1,166 9.4x

95

90

%

Utilization

85

$1,053 $936 7.5x

80

2007-Current

75 1998-2006

1979?1997

70 1971-1978

$760 $506 4.1x

65

Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr

2008 2009 2010 2011 2012 2013 2014 Current PACD EV / 2015 EBITDA = 6.5x

NOTES:

Analysis assumes 30 year useful life of asset (1971?1979 rigs not included in analysis).

Cash flow calculation uses the following assumed standard industry rate:  $550k/day revenue minus $200k/day opex minus $11k/day tax which equals $339k/day cash contribution per day from rig or $124m cash flow from operations per rig per year.

Market utilization defined as days contracted divided by days in  period; utilization adjustment assumes utilization at end of Q2 2014; for off-hire periods, no revenues and full operating costs.

NPV of future stream of EBITDAs is calculated using a Weighted  Average Cost of Capital of 10%.

2015 EBITDA as per ThomsonReuters consensus on 29 Aug 2014.

The Only 100% High-Specification, Ultra-Deepwater Fleet

Strategy

Percentage of Fleet Composition by Rig Capability and Type(7)

8%

16% 14%

8%

33%

43%

48%

61%

44%

88%

27% 64%

100%

10% 23%

84%

7%

18% 16%

17%

42%

33% 11% 12%

22% 17%

12% 11% 11%

Pacific Ocean Rig Seadrill Atwood Transocean Noble Rowan Diamond Ensco

Drilling Offshore

High Spec Standard Spec Low Spec Jackup

Rig Classification Index

(Specification Scale Exclusively Floaters)

NOTES:

Graph includes committed newbuilds only.

Strategy

What is a High-Specification UDW Rig[7]?

	Specification	Standard	High-Specification
Drilling Capability	Hook load (short tons)	< 1,000	1,000 +
Drilling Capability	Riser tensioner capacity (kips)	< 3,200	3,200 +
Drilling Capability	Mud pump capacity (total HP)	< 8,800	8,800 +
Drilling Capability	Mud capacity (bbl)	< 15,000	15,000 +
Drilling Efficiency	Drilling system sophistication	Limited automation	Fully automated
Drilling Efficiency	Dual load path/offline handling	Single load path / offline handling	Dual load path / offline handling
Operations Support	Variable deck load / Available deck space	Limited	Expanded
Operations Support	Persons on board	< 200	200+

8

Pacific Drilling

Clients Demand Newest Drillships For All Water Depths

Strategy

Advanced Rigs Deliver Value to Clients in All Water Depths through  Significantly Enhanced Drilling Efficiency

Industry Trends

1. Challenges of remote drilling sites

2. Drilling deeper and with longer offsets

3. Greater drilling efficiency to reduce total well costs

4. Advances in well construction techniques, e.g. intelligent completions

5. More demanding downhole environments, e.g. high pressure & high temperature drilling

6. Increasingly demanding regulatory climate

7. Increased client focus on safety

83% of High-Spec Floaters Operate in Less Than 7,500 ft Water Depth

By Operating Water Depth (ft)(8)

17% 25%

58%

Less than 4,500 4,500-7,499 7,500 or greater

Dayrate Bifurcation Between High-Spec and Low-Spec Rigs Has Increased

Strategy

All-in Dayrate Trend for Floating Rigs By Rig Specification Index(9)

800

750

700

650

600

Dayrate($K) 550

500

450

400

350

Jan-12 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14

Fixture Date

Rig Specification Index High Spec Standard and Low Spec Poly. (High Spec) Poly. (Standard and Low Spec) PACD Contract

NOTES:

Analysis includes rigs with water depth capability greater than 5000 ft and contract dayrate revenue from mutual contracts greater than one year.

Demand for UDW Rigs Expected to Keep Pace with Supply Through 2016

Strategy

Supply and Demand Forecast (Rig Years)(10)

Current Projections Previous Projection

Previous Projection

192 193

(204)(216)

170 173 6

(176)(193)

148 146 6

(153)(166) 68

138 6 73

6 71

72

16

69 72

69 8

113

92 94 109

73 74

63

Actual Supply Demand Supply Demand Supply Demand

2013 2014 2015 2016

Low Spec Standard Spec High Spec Unable to predict project requirements

NOTES:

Projections include rigs with water depth capability of 7,500 ft.  or greater and announced newbuild orders only

Represents rig years of supply and demand

Rollover removed from previous demand numbers

Golden Triangle Leads Projected UDW Demand Growth

Strategy

Projected Demand for UDW Rigs (2013-2016)(10)

Projected Demand for UDW Rigs (2013-2016)

+3 14

+10 51 11

40

North Atlantic

+2

5
3	-2
5
3

+2

4	6 Med / Black Sea

+4

11	India/ M.E.
7

USGOM Mex / Carib. 6 6

Nigeria +10 21

SE Asia

+9 49 11

+2

39	4 6

Angola E. Africa +2

1 2 4

1	0 +12 17

Australia

Other 5

/ Yard

S. America

Other W. Africa

111 87

PACD Active Basins

2013 2016

82 51

Other UDW Demand Basins

2013 2016

Total Increase in UDW Rig Count = 51

PACD Active Basin Increase in UDW Rig Count = 22

Note: For rigs with water depth capability of 7,500 ft. or greater

Exceptional Safety Performance

Excellence

. 0 0 . . 1 . 1 2 . 2 . . 3

0 5 0 5 0 5 0 LTIF

2008 2.44 2009 1.88 PACD 2010 1.95

LTIF

0.49

2011 1.79

IADC

LTIF 0.49

2012 1.30

0.00

2013 0.87 TTM 0.4

0.84

Pacific Bora achieved 3.5 years without an LTI and 1.5 years without a recordable incident

Pacific Scirocco achieved 2.5 years without an LTI and 1 year without a recordable incident

Pacific Mistral achieved 2 years without an LTI and nearing 1 year without a recordable incident

Pacific Khamsin achieved no LTIs or recordable incidents since commencing operations

“A” rating on the Chevron Contractor HES Management (CHESM)  program in both deepwater and Nigeria Business Units

NOTES:

LTIF is defined as Lost Time Incidents (LTI) per million man-hours.

TTM (trailing 12 months) is for the period July 2013 – June 2014

IADC data is for water regions only.

Strong Revenue Efficiency

Excellence

Keys to Success:

1. Shortened shakedown to 1 quarter

2. Focused employee recruiting and training programs

3. Fully implemented preventive maintenance programs

4. Enhanced planning of maintenance to coincide with between well activities

5. Strong operating cost management

Revenue Efficiency

80% 85% 90% 95% 100%

55%

2Q14

3Q13

50%

2Q13 4Q12

4Q13

1Q13 Margin

1Q14

45% EBITDA

Adjusted

2Q12

40%

3Q12

1Q12

35%

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14

Revenue Efficiency(5) 88.9% 85.4% 83.1% 94.6% 90.3% 90.2% 96.9% 95.6% 82.7% 97.1%

Adjusted EBITDA Margin(4) 36.7% 40.4% 38.0% 48.3% 45.6% 48.3% 50.0% 48.0% 44.7% 52.7%

Net Opex Per Rig 185.6 174.0 187.8 168.0 178.6 164.0 163.4 176.2 183.8 178.2

NOTES:

Red denotes quarters affected by shakedown of newbuild rigs

Not All Efficiency Metrics are the Same

Excellence

Different calculation:

Operating efficiency defined as revenue earning days divided by  available drilling days

Results in average 6% increase over revenue efficiency

Operating Efficiency

80% 85% 90% 95% 100% 55%

2Q14

3Q13 50% 2Q13 4Q12 4Q13

1Q13 Margin EBITDA

1Q14

45%

Adjusted

2Q12

40% 3Q12 1Q12

35%

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14

Operating Efficiency 94.5% 95.5% 86.4% 97.0% 95.3% 95.1% 99.7% 100.0% 91.8% 99.3%

Adjusted EBITDA Margin(4) 36.7% 40.4% 38.0% 48.3% 45.6% 48.3% 50.0% 48.0% 44.7% 52.7%

Net Opex Per Rig 185.6 174.0 187.8 168.0 178.6 164.0 163.4 176.2 183.8 178.2

NOTES:

Red denotes quarters affected by shakedown of newbuild rigs

Industry-Beating Adjusted EBITDA Margins

Excellence

Range of Adjusted EBITDA/Revenue for Offshore Drillers

65%

60%

55%

50%

45%

40%

35%

30%

25%

Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014

PACD—Peer Offshore Driller Average

NOTES:

Peer Offshore Driller Average includes PACD and publicly available information for ATW, DO, ESV, NE, ORIG,  RDC, RIG, and SDRL

EBITDA is as reported by Bloomberg (ESV adjusted for $992 million impairment in 2Q 2014)

Adjusted EBITDA for PACD removes from EBITDA certain costs from  debt refinancing in 2Q2013

Contract Coverage Provides Visibility

Excellence

Days Contracted As Percentage of Days Available for 2014 and 2015(11)

100% 100%

89% 87% 86% 86%

85%

82% 80%

74% 71% 74% 74% 69% 62% 64% 59% 53%

Pacific

Ocean Rig Drilling Seadrill Rowan Ensco Noble Atwood Transocean Diamond Offshore 2014 Percent Contracted 2015 Percent Contracted

NOTES:

Includes available fleet (excludes cold stacked units).

Pacific Drilling newbuild delivery as per September Fleet Status Report. All other newbuild deliveries as per data from IHS-Petrodata. Availability assumed to be 4 months from delivery.

Approximately 2 Rig Years Available Through 2015

Excellence

Contract Status as of September 2, 2014

2014 2015 2016

Chevron Nigeria, $475k/d Chevron Nigeria, $586k/d

Pacific Bora

3 year contract 2 year extension

Total Nigeria, $495k/d Total Nigeria, $499k/d

Pacific Scirocco

1 year extension 2 year extension

Petrobras Brazil, $458k/d

Pacific Mistral

3 year contract

Chevron USGoM, $490k/d

Pacific Santa Ana

5 year contract

Chevron Nigeria, $660k/d

Pacific Khamsin

2 year contract

Delivered: Chevron USGoM, $555k/d

Pacific Sharav

May 2014 5 year contract

Expected Delivery:

Pacific Meltem

Late Third Quarter 2014

Pacific Zonda Expected Delivery: First Quarter 2015

Construction Mobilization Firm Contract

PACD Offers Superior Growth Potential: Consensus Forecasts

Growth

Projected EBITDA Growth

Consensus Projected EBITDA CAGR 2013-2015 = 47%

225

PACD

200

RDC

175 ORIG

150

ATW

Big 3 OFS Avg

VTG

125

100

75

2013 2014 2015

NOTES:

EBITDA from Thomson Reuters consensus mean as of August 14, 2014.  Analysis of percentage change from 2013 EBITDA baseline by Pacific Drilling.

Big 3 Oilfield Services Company average includes BHI, HAL, SLB, weighted by total EBITDA.

Growth in Profitability and Cashflow From

8 Rig Fleet Allows for Distributions

Growth

Cashflow from Operations Forecast

($m) 600

500

400

300 535

365 200 230

100

2013 Actual 2014 2015

NOTES:

Projected cashflow from operations assumes operating fleet size of 6 rigs at end of 2014, 8 rigs at end of 2015, includes expected cash reimbursements for equipment upgrades, has been updated for latest delivery and start date expectations, assumes debt financing prior to payment of $300m Senior Unsecured Notes and delivery of Pacific Zonda, no additional equity issuances and assumes $500k/d dayrates on maiden contracts for new drillships and extensions of options on existing drillships, as applicable.

Cash Distribution Aligns with Our Capital Allocation Strategy

Growth

Fund Existing Invest in

Growth Additional

Profile Growth

Distribution Deleveraging

Shareholders approved distributions up to $152 million in the aggregate in 2015

Target net debt range to 3.0 – 3.5x EBITDA and 40-50% net debt to capital within 5 years

Distribution payout ratio based on cash flow from operations

Continue to grow fleet with portion of cash flow from operations

NOTES:

Shareholders approved a proposal at the 2014 AGM that the Company make cash distributions of up to  $152 million in the aggregate to shareholders in 2015, commencing with an initial payment in the first quarter of 2015. The timing, amount and form of the distributions will be subject to the discretion of the Board.

Our Current Priorities and Potential Catalysts

Drilling contracts

Pacific Mistral extension

Pacific Meltem contract

Pacific Zonda contract

Continued excellence in operations

Initiation of cash distributions

Investor Contact

Pacific Drilling

Amy Roddy

VP Investor Relations

11700 Katy Freeway Suite 175 Houston, Texas 77079 USA

Phone: +1 832-255-0502

Email: Investor@pacificdrilling.com

www.pacificdrilling.com

Footnotes

1. Closing stock price of $9.77 as of August 26, 2014 and 217.3m shares outstanding.

2. As of September 1, 2014.

3. EBITDA and adjusted EBITDA are non-GAAP measures. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss of hire insurance, taxes, depreciation and amortization. Please refer to the reconciliation attached to this presentation of net income to EBITDA along with a definition and statement indicating why management believes the non-GAAP measure provides useful information for investors.

4. EBITDA margin is defined as EBITDA divided by contract drilling revenue. Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

5. Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during a certain period.

6. Utilization data from IHS-Petrodata through June 30, 2014. “2007-Current” adjusted to remove impact of Ocean Courage and Petrobras 10,000 in 2009, which were subject to construction finance issues and unable to work.

7. Rig data from IHS-Petrodata as of July 16, 2014. Rig specification analysis by Pacific Drilling. Rig specification analysis includes weighted average of characteristics which are important to industry clients, including DP class, derrick capacity, top drive capacity, size of main rotary table, number and size of mud pumps, liquid mud capacity, oil capacity, brine capacity, total liquids volume, automation capabilities, riser tensioner capacity, size of quarters, variable deck load, number of cranes and BOP capacity.

8. Rig data from IHS-Petrodata as of August 3, 2014. Analysis by Pacific Drilling using most recent well depth data available for each rig.

9. Rig data from IHS-Petrodata as of August 8, 2014. Analysis by Pacific Drilling. Priced option exercises, sublets and contracts for less than 1 year in duration not included.

10. Supply data from IHS-Petrodata as of July 2014. Demand analysis by Pacific Drilling as of July 2014. Both are weighted by the portion of the year during which either the supply is available or the demand exists. Demand projections should be regarded as our general estimate of forecasted market conditions. Our projections are derived from internal analysis and include uncertainty. Our internal analysis incorporates factors including, but not limited to, known tenders existing in the marketplace, potential future tenders as projected by IHS-Petrodata, perceptions of operator intent derived through marketing discussions, news articles regarding political conditions and potential regulatory developments in deepwater-active countries, and presentations by peers, deepwater operators, and analysts. We label the most likely outcome as the ‘base case.’ The numbers presented on this slide correspond to our ‘base case’. Previous projection as of December 2013.

11.	Data from IHS-Petrodata as of August 8, 2014. Analysis by Pacific Drilling.

Income Statement

Appendix

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Six Months Ended June 30,	
	June 30, 2014	March 31, 2014	June 30, 2013	2014	2013
Revenues					
Contract drilling	$ 260,829	$ 225,591	$ 176,772	$ 486,420	$ 351,788
Costs and expenses					
Contract drilling	(107,964)	(110,966)	(79,470)	(218,930)	(163,922)
General and administrative expenses	(13,773)	(12,533)	(11,550)	(26,306)	(22,578)
Depreciation expense	(46,449)	(46,154)	(36,603)	(92,603)	(73,106)
	(168,186)	(169,653)	(127,623)	(337,839)	(259,606)
Operating income	92,643	55,938	49,149	148,581	92,182
Other expense					
Costs on interest rate swap termination	—	—	(38,184)	—	(38,184)
Interest expense	(28,599)	(26,031)	(21,700)	(54,630)	(44,460)
Total interest expense	(28,599)	(26,031)	(59,884)	(54,630)	(82,644)
Costs on extinguishment of debt	—	—	(28,428)	—	(28,428)
Other expense	(1,231)	(1,169)	(296)	(2,400)	(104)
Income (loss) before income taxes	62,813	28,738	(39,459)	91,551	(18,994)
Income tax expense	(12,931)	(6,508)	(6,118)	(19,439)	(11,521)
Net income (loss)	$ 49,882	$ 22,230	$ (45,577)	$ 72,112	$ (30,515)
Earnings (loss) per common share, basic	$ 0.23	$ 0.10	$ (0.21)	$ 0.33	$ (0.14)
Weighted average number of common shares, basic	217,293	217,121	216,959	217,208	216,931
Earnings (loss) per common share, diluted	$ 0.23	$ 0.10	$ (0.21)	$ 0.33	$ (0.14)
Weighted average number of common shares, diluted	219,523	217,464	216,959	219,377	216,931

25

Pacific Drilling

Balance Sheet

Appendix

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (in thousands, except par value) (unaudited)

June 30, March 31, December 31,

2014 2014 2013

Assets:

Cash and cash equivalents $ 149,617 $ 236,504 $ 204,123

Accounts receivable 157,863 176,393 206,078

Materials and supplies 82,472 74,045 65,709

Deferred financing costs, current 14,356 14,830 14,857

Deferred costs, current 36,594 43,099 48,202

Prepaid expenses and other current assets 26,528 27,111 13,889

Total current assets 467,430 571,982 552,858

Property and equipment, net 5,048,463 4,582,853 4,512,154

Deferred financing costs 46,913 50,161 53,300

Other assets 39,213 39,632 45,728

Total assets $ 5,602,019 $ 5,244,628 $ 5,164,040

Liabilities and shareholders’ equity:

Accounts payable $ 46,887 $ 71,898 $ 54,235

Accrued expenses 68,672 63,134 66,026

Long-term debt, current 349,167 307,500 7,500

Accrued interest 22,029 34,718 21,984

Derivative liabilities, current 9,473 6,781 4,984

Deferred revenue, current 86,499 94,566 96,658

Total current liabilities 582,727 578,597 251,387

Long-term debt, net of current maturities 2,438,532 2,121,766 2,423,337

Deferred revenue 113,359 125,023 88,465

Other long-term liabilities 4,196 950 927

Total long-term liabilities 2,556,087 2,247,739 2,512,729

Shareholders’ equity:

Common shares, $0.01 par value per share, 5,000,000 shares

authorized, 232,770 and 224,100 shares issued and

217,321 and 217,035 shares outstanding as of June 30,

2014 and December 31, 2013, respectively 2,173 2,171 2,170

Additional paid-in capital 2,363,758 2,361,573 2,358,858

Accumulated other comprehensive loss(22,291)(15,135)(8,557)

Retained earnings 119,565 69,683 47,453

Total shareholders’ equity 2,463,205 2,418,292 2,399,924

Total liabilities and shareholders’ equity $ 5,602,019 $ 5,244,628 $ 5,164,040

Cash Flow Statement

Appendix

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Six Months Ended	
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash flow from operating activities:					
Net income (loss)	$ 49,882	$ 22,230	$ (45,577)	$ 72,112	$ (30,515)
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation expense	46,449	46,154	36,603	92,603	73,106
Amortization of deferred revenue	(28,038)	(28,008)	(17,322)	(56,046)	(34,173)
Amortization of deferred costs	13,547	13,210	9,708	26,757	19,307
Amortization of deferred financing costs	2,343	2,578	2,974	4,921	6,661
Amortization of debt discount	182	173	59	355	59
Write-off of unamortized deferred financing costs	—	—	27,644	—	27,644
Costs on interest rate swap termination	—	—	38,184	—	38,184
Deferred income taxes	3,440	(12)	(702)	3,428	(1,379)
Share-based compensation expense	2,690	1,966	2,440	4,656	4,493
Changes in operating assets and liabilities:					
Accounts receivable	18,530	29,685	(22,728)	48,215	11,963
Materials and supplies	(8,427)	(8,336)	(640)	(16,763)	(2,048)
Prepaid expenses and other assets	(4,818)	(14,600)	(3,988)	(19,418)	(7,392)
Accounts payable and accrued expenses	(3,538)	(4,682)	2,811	(8,220)	(14,485)
Deferred revenue	8,307	62,474	4,708	70,781	14,896
Net cash provided by operating activities	100,549	122,832	34,174	223,381	106,321
Cash flow from investing activities:					
Capital expenditures	(545,058)	(88,826)	(82,574)	(633,884)	(217,533)
Decrease in restricted cash	—	—	172,191	—	172,184
Net cash provided by (used in) investing activities	(545,058)	(88,826)	89,617	(633,884)	(45,349)
Cash flow from financing activities:					
Proceeds from shares issued under share-based compensation plan	(503)	750	—	247	—
Proceeds from long-term debt	360,000	—	1,496,250	360,000	1,497,250
Payments on long-term debt	(1,875)	(1,875)	(1,401,563)	(3,750)	(1,456,250)
Payment for costs on interest rate swap termination	—	—	(41,993)	—	(41,993)
Payments for financing costs	—	(500)	(40,960)	(500)	(62,684)
Net cash provided by (used in) financing activities	357,622	(1,625)	11,734	355,997	(63,677)
Increase (decrease) in cash and cash equivalents	(86,887)	32,381	135,525	(54,506)	(2,705)
Cash and cash equivalents, beginning of period	236,504	204,123	467,691	204,123	605,921
Cash and cash equivalents, end of period	$ 149,617	$ 236,504	$ 603,216	$ 149,617	$ 603,216

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Pacific Drilling

EBITDA Reconciliation

Appendix

EBITDA is defined as earnings before interest, taxes, depreciation and  amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by the company to measure its operations and are intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company’s operating performance during the second quarter of 2014.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data-Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA (in thousands) (unaudited)

Three Months Ended

June 30, March 31, June 30,

2014 2014 2013

Net income (loss) $ 49,882 $ 22,230 $(45,577)

Add (subtract):

Costs on interest rate swap termination — — 38,184

Interest expense 28,599 26,031 21,700

Depreciation expense 46,449 46,154 36,603

Income tax expense 12,931 6,508 6,118

EBITDA 137,861 100,923 57,028

Add (subtract):

Costs on extinguishment of debt — — 28,428

Adjusted EBITDA 137,861 100,923 85,456

Debt and Capex Commitments through 2015

43	2

490

397

32	2

456

155

39	300 109
78
44	34 38 44
72	44 36 2 44 21

3Q14 4Q14 1Q15 2Q15 3Q15 4Q15

Interest

Debt Amortization Capex Maturity

Debt Commitments Signed Raised Outstanding Amortization Maturity Margin/Rate

8.25% Sr. Unsecured Notes Feb 2012 $300m $300m Balloon Feb 2015 8.25% fixed

7.25% Sr. Secured Notes Dec 2012 $500m $500m Balloon Dec 2017 7.25% fixed

Sr. Secured Credit Facility Feb 2013 $1,000m $500m 12 years May 2019 LIBOR + 3.375%

5.375% Sr. Secured Notes Jun 2013 $750m $750m Balloon Jun 2020 5.375% fixed

Term Loan B Jun 2013 $750m $743m 1% per year Jun 2018 LIBOR + 3.50%

Revolving Credit Facility Jun 2013 $500m Footnote Balloon Jun 2018 LIBOR + (2.50% to 3.25%)

Total $3,700m $2,793m

NOTES:

Revolving Credit Facility: $300m maximum cash sublimit (currently undrawn) and $300m maximum sublimit for letters of credit, with a total limit of $500m

Interest and capital expenditures as per Investor Toolkit dated June  30th 2014

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